CADDYSTATS, INC.
                         SUITE 105, 501 SILVERSIDE ROAD
                              WILMINGTON, DE 19809

August 28, 2007

Daniel H. Morris
Attorney-Advisor
450 Fifth Street, N.W.
Washington, D.C. 20549

                                    RE: CADDYSTATS, INC.
                                    Registration Statement on Form SB-2/A
                                    File No. 333-141907
                                    Filed on May 31, 2007

Dear Mr. Morris:

Thank you for your comments with regard to the above noted filing. We have amended our SB-2/A in response to your review by making changes as follows.

GENERAL
     1. We understand that we are not eligible to rely on Rule 415 and have deleted references to this rule throughout the document where they had appeared.

COVER PAGE
     2. We have removed the words that suggested that the price of the shares offered by the Company will adjust if a market for the shares develops in the Cover Page and where they had appeared elsewhere in the prospectus.

     3. We have made revisions to the cover page and elsewhere in the prospectus by stating that the offering is self-underwritten.



TERMS OF THE OFFERING

     4. We have revised the disclosure to refer to "effectiveness" of the registration statement rather than "referral".

IF WE DO NOT OBTAIN ADEQUATE FINANCING...COMPLETE LOSS OF YOUR INVESTMENT
     5. We have revised the registration statement both here and under "Company Overview" to fully explain our current cash situation and our ability to exist without being able to secure financing. We have also included in the discussion our anticipated expenses related to this offering.

BACKGROUND OF OFFICERS AND DIRECTORS
     6. We have reformatted and restated the experience, qualifications and professional history of our sole director and manager.

DESCRIPTION OF BUSINESS
     7. We have revised this section to delete the reference to the U.S. Private Securities Litigation Reform Act of 1995.

PLAN OF OPERATION
     8. We have revised the discussion to identify what would be a positive result from our sales efforts.



We trust that the registration statement is now complete.



Yours truly;



/s/ Gordon Dawson



Gordon Dawson

President